EXHIBIT 99.1

Industrial Technical Holdings Corporation Announces Expansion into the Czech Republic.

On October 19, 2020, Industrial Technical Holdings Corporation (the “Company”) announced its expansion into the Czech Republic to meet ongoing customer and European market demand. The Company has entered into a Joint Venture Agreement with IFDC Group A.S. (“IFDC”), to establish a factory and facilities in the Czech Republic for the production, assembly, sale and distribution of machine parts and equipment into the German and Eastern European markets. Earlier this year the Company moved its headquarters to Lukov, Czech Republic in preparation of the expansion.

“This expansion is a key step in meeting customer and market needs, while continuing our development of eco-friendly agricultural systems and industry-leading machinery under the Fortschritt brand name.” Said Andreas Spiegler, CEO of Industrial Technical Holdings Corporation.

Disclosure and Forward-Looking Statements

This communication contains forward-looking statements reflecting our current expectations, which actual outcomes involve risks and uncertainties. Forward looking statements can often be identified by words such as “plans,” “intend,” “predicts,” “will,” “can,” and similar expressions and include, but are not limited to, statements regarding and relating to the Company’s planned expansion and operations the Czech Republic. Forward-looking statements are not a guarantee of future results and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially and adversely from those expressed or implied in such statements. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements.